

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 6, 2023

Kevin Cottrell
Chief Executive Officer of Terra Mint Group, Corp.
Neptune REM, LLC
30 N. Gould St. Suite R
Sheridan, WY 82801

> **Re: Neptune REM, LLC**
> **Offering Statement on Form 1-A**
> **Filed November 9, 2023**
> **File No. 024-12356**

Dear Kevin Cottrell:

We have reviewed your offering statement and have the following comments.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Offering Statement on Form 1-A filed November 9, 2023

General

1.   We note the disclosure of page 27 that the "termination of an offering for a Series will occur on the earliest to occur of (i) the date subscriptions for the maximum number of Series Interests offered for a Series have been accepted or (ii) a date determined by our Managing Member in its sole discretion." We also note that you reserve the right to reject any subscriptions, in whole or in part, for any reason. We also note your disclosure on page 29 that, "The company has the right to refuse to sell the Series Interests to any prospective investor or for any reason in its sole discretion … in the company's sole discretion, it may establish a limit on the purchase of Series Interests by particular prospective investors." As it appears that you have an undetermined time to process subscription requests and can reject or delay a subscription for any reason, please provide us your detailed analysis as to whether your offering should be considered to be a delayed offering and not a continuous offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A. For example, if multiple persons subscribe at the same time, your current disclosure appears to indicate that you have the ability to accept the subscription and

deliver shares to one purchaser and delay acceptance and delivery of shares to another.

2. We note your disclosure that the company may undertake one or more closings on a rolling basis. As applicable, please revise to clarify when an initial closing will take place and when any subsequent closing following such initial closing will take place. Please also revise to indicate how long the company will take to accept or reject the subscription agreements submitted by investors.

3. We note that in Item 4 in Part I of Form 1-A, you have indicated that you do not intend this offering to last more than one year. Please reconcile your disclosure in Item 4 in Part I with your disclosure in the Offering Circular in the second paragraph on page 2, and elsewhere, that the offering may last more than one year.

Risk Factors
Risks Related to the Offering
An investment in the Interests is highly illiquid., page 23

4. Please reconcile the disclosure here, and elsewhere in the Offering Statement, stating that the Series Interests are highly illiquid and that there is no public trading market for the Series Interests, with the RealBricks website (at https://www.realbricks.com) advertising the secondary market for shares in numerous places such as "Sell your shares whenever you want", "Our secondary market lets you trade your shares just like a blue chip stock.", "Sell your shares for cash whenever you want", "Unprecedented liquidity", "Exploring Secondary Markets in Real Estate" and "Secondary Market opening soon". We may have further comment.

Forum Selection Provision, page 30

5. We note the disclosure, on page 30, that the subscription agreement includes forum selection provisions that exclude any claims under the federal securities laws. Additionally, we note in the section "Jury Trial Waiver", on page 30, that the subscription agreement includes jury trial waiver provisions that exclude any claims under the federal securities laws. Additionally, your risk factor disclosure indicates that both the operating agreement and subscription agreement include forum selection and jury trial waiver provisions that exclude any claims under the federal securities laws, as noted on pages 24 and 25. Finally, we note that Section 15.08 of the Operating Agreement of Neptune REM, LLC (Exhibit 2.2) includes forum selection and jury trial waiver provisions that include matters arising under the federal securities laws. Please revise to address these inconsistencies.

Security Ownership of Management and Certain Security Holders, page 52

6. Please identify the natural person or persons who directly or indirectly exercise sole or shared voting and/or dispositive power with respect to the managing member.

7. Please revise to address the beneficial ownership of Neptune REM LLC.

8. We do not understand your presentation of the beneficial ownership table on page 52. Why does the table reflect "Number of shares to be owned"? We also don't understand your statement about "At the closing of the Cedar Ridge Series, the Dalmore Series, the Templeton Series and the Woody Creek Series Offerings." Finally, we note the statement "The table below shows the Series Interests owned by our Managing Member as of March 20, 2023, the date of designation of the respective series." The beneficial ownership table needs to reflect the beneficial ownership as of the most recent practicably date. See Item 12(a) in Part II of Form 1-A. Also advise us why the Manager currently owns the noted Series Interests. We may have further comment.

Forum Selection Provisions, page 59

9. We note your statement that "[t]he company's Operating Agreement includes a forum selection provision that requires any suit, action, or proceeding … based on any matter arising out of or in connection with the Operating Agreement … excluding matters arising under the federal securities laws, be brought in state or federal court of competent jurisdiction located within the State of Wyoming." We also note that the company's Operating Agreement (Exhibit 2.2 – Operating Agreement of Neptune REM, LLC) in Section 15.08(a) states that "This Agreement and the rights of the parties shall be governed by and construed in accordance with the laws of the State of Delaware." Additionally, the subscription agreements, in Section 6, also indicate that the agreements shall be governed by the laws of the State of Delaware. Please revise to reconcile the inconsistency referring to the State of Wyoming.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

   Please contact Ronald (Ron) E. Alper at 202-551-3329 or David Link at 202-551-3356 with any other questions.

              Sincerely,

              Division of Corporation Finance
              Office of Real Estate & Construction

cc: Jill Wallach